As filed with the Securities and Exchange Commission on December 17, 2001
                                                 Registration No. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------

                              INFINITE GROUP, INC.
                -------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            Delaware                         3674                   52-1490422
-------------------------------  ----------------------------  -------------------
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification No.)

                          ----------------------------

                                 2364 Post Road
                                Warwick, RI 02886
                                 (401) 738-5777
           -----------------------------------------------------------
               (Address, including zip code, and telephone number,
             including area code, of Registrant's executive offices)

                          ----------------------------

                          Clifford G. Brockmyre II, CEO
                                 2364 Post Road
                                Warwick, RI 02886
                                 (401) 738-5777
           -----------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   Copies to:
                              Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                                 450 Park Avenue
                            New York, New York 10022
                                 (212) 838-5030

                   -------------------------------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are to be offered pursuant to dividend or reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                      Proposed
                                                      Maximum
     Title of Each Class of         Amount to be      Offering       Proposed Maximum Aggregate        Amount of
   Securities to be Registered       Registered       Price(1)            Offering Price(1)         Registration Fee
----------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value
   per share......................    592,518          $2.81(3)          $ 1,664,976                     $416.24
----------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value
   per share underlying warrants..     73,400(2)       $4.00(4)          $   293,600                     $ 73.40
----------------------------------------------------------------------------------------------------------------------
                   Total .........    665,918                            $ 1,958,576                    $489.64
======================================================================================================================

----------
(1) The proposed maximum offering price is estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) and 457(g)(3) of the Securities Act of 1933.

(2) Includes 73,400 shares of common stock to be issued upon exercise of common stock purchase warrants.

(3) The last reported sales price of the registrant's common stock as reported on the Nasdaq SmallCap Market System on December 13, 2001.

(4)   The maximum exercise price of the warrants.

================================================================================

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement of which this prospectus is a part filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION
DATED December 17, 2001

                                 665,918 Shares
                                  Common Stock

                              INFINITE GROUP, INC.

      The selling stockholders identified in this prospectus are offering to sell up to 665,918 shares of our common stock. Of this amount, 73,400 shares are covered by warrants held by selling stockholders that have not yet been exercised.

      Except for the proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of these shares. The shares are being registered for resale by the selling stockholders.

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IMCI." The last reported sale price of our common stock on the Nasdaq SmallCap Market on December 13, 2001 was $2.81 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is _________________, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Risk Factors..................................................................3

Where You Can Find More Information..........................................10

Reports to Security Holders..................................................10

Incorporation of Certain Documents by Reference..............................10

Special Note Regarding Forward-Looking Statements............................11

The Company..................................................................11

Use of Proceeds..............................................................18

Selling Stockholders.........................................................18

Plan of Distribution.........................................................19

Legal Matters................................................................20

Experts......................................................................20

                          ----------------------------

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover.

      References in this prospectus, and the documents incorporated by reference in this prospectus, to "Infinite," "we," "our," and "us" refer to Infinite Group, Inc., a Delaware corporation. We maintain web sites at www.infinite-group.com, www.laserfare.com, www.infinitephotonics.com, and www.expresspattern.com. None of the information contained in any of our web sites constitute part of this prospectus.

      We own various intellectual property rights to our name and the names of our subsidiaries, as well as the Infinite Group logo. This prospectus also contains trademarks and tradenames belonging to other persons.

                                  RISK FACTORS

      A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have experienced losses in the current and prior years and we anticipate that we will continue to generate losses for the foreseeable future.

      Our operations to date have not been profitable. As of September 30, 2001 we had an accumulated deficit of $22.2 million. We expect to continue operating at a loss during the fourth quarter of 2001. These losses are primarily attributable to low margins in our injection molding business of our Osley & Whitney subsidiary (which was closed in late November, 2001), and the significant costs and expenses associated with the research and development, prototyping, marketing, and general and administrative expenses, associated with our new Infinite Photonics, Inc. subsidiary. Other factors that could adversely affect our operating results include:

      o     the cost of manufacturing scale-up and production;

      o introduction of new products and product enhancements by us or our competitors;

      o     changes in applied photonics technologies; and

      o     changes in general economic conditions.

      We cannot assure you that our revenues will increase sufficiently to offset our operating costs or that, even if they do, that our operations will ever be profitable.

Our auditors expressed a going concern limitation in their report on our 2000 financial statements.

      The report of our independent auditors with respect to our financial statements for the year ended December 31, 2000 incorporated by reference in this report states that there is substantial doubt regarding our ability to continue as a going concern. There can be no assurance that our existing operations will not continue to generate negative cash flows. However, we believe that increased funds derived from private placements during the current year, coupled with improved cash flow from fixed costs of sales leverage and cost saving measures that have been implemented, will satisfy our working capital needs.

We are highly leveraged, which increases our operating deficit and makes it difficult for us to grow.

      At of September 30, 2001 we had current liabilities, including trade payables, of $5.4 million, long-term liabilities of $4.3 million and a working capital deficit of $2.7 million. Our working capital shortages continue to materially impair our business operations and growth strategy. If we continue to experience working capital limitations, our business, business prospects, operations and financial condition will be materially adversely affected.

We have certain contingent liabilities that could materially and adversely effect our financial position.

      As a result of the closure of the O&W facility, we could be subject to certain third party claims including with respect to O&W obligations, which the company guaranteed. In addition, under the agreement we reached in November with respect to the conversion of debt due to the estate of the former principal shareholder of O&W, we have a contingent obligation to reacquire certain of the shares upon the occurrence of specified events. Either of these contingent liabilities, if asserted, could have a material adverse impact on our financial condition and operations.

Our stockholders may experience significant dilution as a result of stock issuances under the equity line of credit agreement, conversion of debt to equity and the exercise of options / warrants.

      We have an equity line of credit agreement with Cockfield Holdings, LLC, pursuant to which we may sell shares of our common stock at prices that may be below the market price of our stock at that time. As a result, these sales will dilute the interests of our existing stockholders. In addition, as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested. The more shares that are issued under the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock. Furthermore, for the life of any outstanding options, warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock. When the holders of these derivative securities exercise their rights to acquire shares of our common stock, the interests of the other stockholders will be diluted. In addition, the holders of derivative securities can be expected to exercise their instruments at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable to us than those provided by such instruments.

The price of our common stock may be adversely affected by the possible issuance of shares of our common stock under the equity line of credit agreement and as a result of the exercise of outstanding warrants and options.

      In addition to the 665,918 shares covered by this prospectus, we have previously registered shares and common stock purchase warrants. Additionally, we have granted options covering 1,251,233 shares under the incentive stock option plan. In addition, we have issued warrants covering 555,675 shares of common stock. We have agreed with certain of these holders to register the shares underlying their warrants. As a result of the actual or potential sale of these shares into the market, our common stock price may decrease. In that event not only would you lose a portion of your investment, but we would probably find it more difficult to obtain additional financing.

We will require additional financing in the future, which may not be available on acceptable terms.

      We will require additional funds to expand our production capability, continue to develop new applications for our direct write technology and for working capital and general corporate purposes. At this time, we do not believe that product sales will reach the level required to sustain our operations and growth plans in the near term. Therefore, we are actively pursuing additional financing alternatives. We cannot assure you that any additional financing will be available or, if available, will be offered on acceptable terms. Any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our operations will be materially adversely affected and we will have to cease or substantially reduce operations.

Some of our products and services are at an early stage of development and may not achieve market acceptance.

      Currently, our primary focus is to develop new commercial applications for grating coupled surface emitting laser ("GCSEL") diodes and laser driven direct write technologies. Many of the benefits of GCSEL, diode laser and laser driven direct write technologies are not widely known. Therefore, we anticipate that we will need to educate our target markets to generate demand for our services and, as a result of market feedback, we may be required to further refine these services. In order to persuade potential customers to purchase our services, we will need to overcome industry resistance to, and suspicion of, new technologies. In addition, developing new applications for these technologies and other new technologies will require significant further research, development, testing and marketing prior to commercialization. We cannot assure you that commercial applications of these technologies can be successfully developed, marketed or produced.

Some of our current products and services have not been commercially successful.

      Some of our products and services do not generate a significant amount of revenue, even though they have been available for some time. In addition, most of our revenue from these businesses is generated from a limited number of customers. We cannot assure you that these customers will continue to purchase these products and services or that we will be able to expand the market for these products and services. Our resources available for sales and marketing activities are limited. Therefore, any material delay, retooling, cancellation or reduction in orders from the customers who purchase these products and services could have a material adverse affect on our business, operations and financial condition.

We have limited marketing and sales capabilities and must make sales in fragmented markets.

      Our future success depends, to a great extent, on our ability to successfully market our products and services. We currently have limited sales and marketing capabilities and experience and we will need to hire qualified sales and marketing personnel, develop additional sales and marketing programs and establish sales distribution channels in order to achieve and sustain commercial sales of our products. Our ability to successfully market our products and services is further complicated by the fact that our principal markets, laser photonics, telecommunications, aerospace and medical components, are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. We cannot assure you that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

We depend on the aerospace, laser photonic, telecommunications, and medical device industries, which continually produce technologically advanced products.

      A majority of our sales are to companies in the aerospace, laser photonic, telecommunications and medical device industries, which are subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment and market demand, their products could become obsolete and the demand for our services could decline significantly. If we are unable to offer cost-effective, quick-response manufacturing services to customers, demand for our services will also decline. This would have a material adverse affect on our business, operations and financial condition.

Our industry is intensely competitive, which may adversely affect our operations and financial results.

      All our markets are intensely competitive and numerous companies offer conventional and laser driven products and services that compete with our products and services. We anticipate that competition for our products and services will continue to increase. Most of our competitors have substantially greater capital resources, research and development staffs, manufacturing capabilities, sales and marketing resources, facilities and experience. These companies, or others, could undertake extensive research and development in laser technology and related fields that could result in technological changes. Many of these companies also are primary customers for various components, and therefore have significant control over certain markets that we have targeted. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better products and services at a lower cost than our competitors could cause our net sales to decline. We cannot assure you that our competitors will not succeed in developing technologies in these fields which will enable them to offer laser services more advanced and less costly than those we offer or which could render our technologies obsolete.

Our products and services are subject to industry standards, which increases their cost and could delay or bar their commercial acceptance.

      Since some of our products and services are used in the telecommunications industry, they must comply with the Bellcore Testing standards for traditional equipment and/or Bluetooth standards for wireless devices. These standards govern the design, manufacture and marketing of these items. If we fail to comply with these standards, we will not be able to sell our products. We may encounter significant delays or incur additional costs in our efforts to comply with these industry standards.

We depend on our relationship with third parties to develop and commercialize new products.

      Our strategy for research and development and for the commercialization of our products contemplates a continuing relationship with various publicly and privately funded consortia and our existing relationships will continue with strategic partners, OEMs, licensees and others. We depend on these associations and relationships not only to underwrite our research and development efforts, but also for product testing and to create markets for our products and services. We cannot assure you that our existing relationships will continue or the extent to which the parties to such arrangements will continue to allocate time of resources to these strategic alliances. Similarly, we cannot assure you that we will be able to enter into new arrangements in the future. In addition, we cannot assure you that such agreements will progress to a production phase or, if production commences, that we will receive significant revenues as a result of these relationships. We cannot assure you that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

We have only limited manufacturing capabilities and our inability to continually manufacture products on a cost-effective basis would harm our business.

      We have limited production facilities and limited experience in manufacturing our product offerings. To the extent any of our existing or future products must be produced in commercially reasonable quantities, we will have to either develop that expertise quickly or outsource that function. Developing manufacturing capability is an expensive and time-consuming endeavor and we do not have the resources that are required for a full-scale manufacturing capability. Therefore, in all likelihood we will have to engage a third party to manufacture our products for us. In that event, we will depend on the manufacturer to produce high-quality products based on our specifications, on time and within budget. If we are unable to manufacture products in sufficient quantities and in a timely manner to meet customer demand ourselves or by others, our business, financial condition and results of operations will be materially adversely affected.

We depend on our intellectual property rights to provide us with a competitive advantage.

      Our ability to compete successfully depends, in part, on our ability to protect our products and technologies under United States and foreign patent laws, to preserve trade secrets and other proprietary information and technologies, and to operate without infringing the proprietary rights of others. We cannot assure you that patent applications relating to our products or potential products will result in patents being issued, that any issued patents will afford adequate protection or not be challenged, invalidated, infringed or circumvented, or that any rights granted will give us a competitive advantage. Furthermore, we cannot assure you that others have not independently developed, or will not independently develop, similar products and/or technologies, duplicate any of our product or technologies, or, if patents are issued to, or licensed by, us, design around such patents. We cannot assure you that patents owned or licensed and issued in one jurisdiction will also be issued in any other jurisdiction. In addition, we cannot assure you that we can adequately protect our proprietary technology and processes that we maintain as trade secrets. If we are unable to develop and adequately protect our proprietary technology and other assets, our business, financial condition and results of operations will be materially adversely affected.

We depend on the continued services of our key personnel.

      Our future success depends, in part, on the continuing efforts of our senior executive officers, Clifford G. Brockmyre II, Thomas Mueller, J. Terence Feeley, Jeff Bullington and Bruce J. Garreau, who conceived our strategic plan and who are responsible for executing that plan. The loss of any of these key employees may adversely affect our business. At this time we do not have any term "key man" insurance on any of these executives other than a $1.7 million policy on Clifford G. Brockmyre II. If we lose the services of any of these senior executives, our business, operations and financial condition could be materially adversely affected.

We must attract, hire and retain qualified personnel.

      As we continue to develop new products and as our business grows, significant demands will be placed on our managerial, technical, financial and other resources. One of the keys to our future success will be our ability to attract, hire and retain highly qualified engineering, marketing, sales and administrative personnel. Competition for qualified personnel in these areas is intense and we will be competing for their services with companies that have substantially greater resources than we do. We cannot assure you that we will be able to identify, attract and retain employees with skills and experience necessary and relevant to the future operations of our business. Our inability to retain or attract qualified personnel in these areas could have a material adverse effect on our business and results of operations.

We may have difficulties in managing our growth.

      Our future growth depends, in part, on our ability to implement and expand our financial control systems and to expand, train and manage our employee base and provide support to an expanded customer base. If we cannot manage growth effectively, it could have material adverse effect on our results of operations, business and financial condition. In 1999 we made two acquisitions and opened a new facility in Illinois. Acquisitions and expansion involve substantial infrastructure and working capital costs. We cannot assure you that we will be able to integrate our acquisitions and expand efficiently.

Due to continued quarterly operating losses, we closed our Osley & Whitney operations in November 2001, one of the businesses acquired in 1999. Additionally, we cannot assure you that we will be able to expand our business operations or that any expansion will enhance our profitability. If we do not achieve sufficient revenue growth to offset increased expenses associated with our expansion, our results will be adversely affected.

We face potential product liability claims.

      The sale of our telecommunications, aerospace and medical products and services will involve the inherent risk of product liability claims by others. We maintain product liability insurance coverage. However, we cannot assure that the amount and scope of our existing coverage is adequate to protect us in the event that a product liability claim is successfully asserted. Moreover, we cannot assure you that we will continue to maintain the coverage we currently have. Product liability insurance is expensive, subject to various coverage exclusions and may not always be obtainable on terms acceptable to us.

Our stock price is volatile and could be further affected by events not within our control.

      The trading price of our common stock has been volatile and will continue to be subject to:

      o     Volatility in the trading markets generally;

      o     Significant fluctuations in our quarterly operating results;

      o Announcements regarding our business or the business of our competitors;

      o     Changes in prices of our or our competitors' products and services;

      o     Changes in product mix; and

      o Changes in revenue and revenue growth rates for us as a whole or for geographic areas, and other events or factors.

      Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could also have an adverse effect on the market price of our common stock. In addition, the stock market as a whole has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many small cap companies and which often have been unrelated to the operating performance of these companies.

Concentration of ownership

      As of December 1, 2001, our chief executive officer, Clifford G. Brockmyre II, is our largest stockholder, owning approximately 23% of our issued and outstanding shares of our common stock. Mr. Brockmyre may effectively control all our affairs, including the election of directors and any proposals regarding a sale of the Company or its assets or a merger.

Some provisions in our charter documents and bylaws may have anti-takeover effects.

      Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire us, with the result that it may deter potential suitors. For example, our board of directors is authorized, without action of the stockholders, to issue authorized but unissued common stock and preferred stock. The existence of undesignated preferred stock and authorized but unissued common stock enables us to discourage or to make it more difficult to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Absence of dividends to shareholders.

      We have never declared a dividend on our common stock. We do not anticipate paying dividends on the common stock in the foreseeable future. We anticipate that earnings, if any, will be reinvested in the expansion of our business.

We have agreed to limitations on the potential liability of our directors.

      Our certificate of incorporation provides that, in general, directors will not be personally liable for monetary damages to the company or our stockholders for a breach of fiduciary duty. Although this limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the certificate of incorporation could prevent us from recovering monetary damages.

We must maintain compliance with certain criteria in order to maintain listing of our shares on the Nasdaq market.

      Our common stock is currently traded on the Nasdaq SmallCap Market. In order to maintain this listing, we are required to meet certain requirements relating to our stock price and net tangible assets of $2.0 million (stockholders' equity, less unamortized goodwill). If we fail to meet these requirements, our stock could be delisted. Last year we received a series of letters from Nasdaq addressing our failure to satisfy the minimum net tangible asset continued listing requirements for the SmallCap Market. As a result of private placement transactions consummated after December 31, 2000, and during the quarter ended June 30, 2001, we received a letter from Nasdaq that we were in compliance with the net tangible asset requirement at that date.

      Because of the tragedies of September 11, 2001, and the resultant market disruptions, our capital raising efforts were substantially impaired. As a result of this disruption and continued operating losses through September 30, 2001, we were below the minimum net tangible assets listing maintenance requirements at September 30, 2001. On November 26, 2001, we were notified by Nasdaq that it was reviewing our eligibility for continued listing. We are providing Nasdaq with a specific plan to achieve and sustain compliance with all the Nasdaq SmallCap Market listing requirements, including the time frame for completion of the plan. We believe that through equity infusions and conversion of debt to equity we will achieve compliance with the Nasdaq listing requirements. If we are delisted, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price and difficulty in obtaining future financing.

The liquidity of our stock could be severely reduced if it becomes classified as "penny stock".

      The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share. If our securities were subject to the existing rules on penny stocks, the market liquidity for our securities could be severely adversely affected. For any transaction involving a penny stock, unless exempt, the rules require substantial additional disclosure obligations and sales practice obligations on broker-dealers where the sale is to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common stock and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the common stock and accordingly the market for our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are required to comply with the informational and reporting requirements of the Securities Exchange Act of 1934, as amended. As required by that statute, we have filed various reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can get copies of these reports, proxy statements and other information from these offices by paying the required fees. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information regarding the operation of its public reference room. These reports, proxy statements and other information can also be accessed over the Internet at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act regarding the shares of our common stock covered by this prospectus. This prospectus, which forms a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits. Statements contained in this prospectus regarding the contents of any document are not necessarily complete and are qualified in their entirety by that reference. You should refer to the actual document as filed with the Securities and Exchange Commission.

                           REPORTS TO SECURITY HOLDERS

      We furnish our stockholders with annual reports containing audited financial statements. In addition, we are required to file reports on Forms 8-K, 10-QSB and 10-KSB with the Securities and Exchange Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:

(1)   Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000;
(2)   Definitive proxy statement dated February 27, 2001;
(3)   Registration Statement on Form 8-A, filed September 23, 1993; and
(4) Forms 10-QSB filed for the quarters ended March 31, June 30, and September 30, 2001.
(5)   Forms 8-K dated August 6, November 29 and December 12, 2001.

      Each document filed after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act but before this offering terminates is incorporated in this prospectus by reference and is to be treated as part of this prospectus as of the date it is filed. Any statement contained in a document incorporated or deemed to be incorporated in this prospectus by reference is modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated in this prospectus by reference modifies or supersedes that statement.

      We will provide, without charge, each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless those exhibits are specifically incorporated by reference in those documents) if it is requested. Requests should be directed to Infinite Group, Inc., 2364 Post Road, Warwick, Rhode Island 02886, Attention: Clifford G. Brockmyre II, President and Chief Executive Officer.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF SHARES OF OUR COMMON STOCK COVERED BY THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial position and the price of our common stock.

                                   THE COMPANY

      Our business has three segments, the Laser Group, the Plastics Group and the Photonics Group. We sell products and services in the fields of material processing, advanced manufacturing methods, high productivity production, and laser-application technology. Our Laser Group provides comprehensive laser-based materials and processing services. With the closing of our Osley & Whitney subsidiary in late November, the Plastics Group includes primarily our Express Pattern subsidiary for rapid prototyping. The Photonics Group develops semiconductor laser diodes, based on our proprietary grating coupled surface emitting laser (GCSEL) diode technology.

The Laser Group

      For over fifteen years, we have provided applied photonic services. Specifically, we provide high value, laser-based manufacturing services to industrial customers. We use laser driven technologies that enable cost effective component fabrication for customers in the aerospace, defense, medical, telecommunications and sensing industries. Through industry and government funded research, we have developed proprietary manufacturing techniques that, we believe, have established us as a valued supplier of engineered components. These skill sets range from classical laser materials processing to state of the art laser driven direct manufacturing and prototyping technologies.

      We use lasers to either subtract metals from a block of metal (known as, precision laser materials processing) or to add or deposit metals (known as laser material deposition processing). The subtractive process uses lasers to cut away, drill or weld metals to form a part. The additive process uses lasers to add or build metals on to a surface. Both processes can be used for a wide variety of commercial applications, including:

      o     Large parts ("macroscale"), such as jet engine components;

      o Handheld parts ("mesoscale"), such as GPS (global positioning system) antennas and sensors;

      o Barely visible or not visible to the human eye size parts ("microscale"), such as medical stents used in angioplasty, and circuitry for next generation electronics, sensors and medical devices.

      Our services and products can be grouped into three major categories:

      1. Precision Laser Materials Processing. Improved performance of lasers has allowed classic laser materials processing, such as cutting and welding, to be done at the micro-level. For example, through our Laser Fare ("LF") and Mound Laser and Photonics Center ("MLPC"), another of our subsidiaries, we believe we have superior technological capabilities in this area. Current applications include:

            Micro Machining -- Both Laser Fare and Mound provide laser machining on a micro scale. For example, we currently manufacture medical devices, such as stents. Stents are sections of small stainless steel tubing, most of which have been machined away to leave a mesh which can be expanded once the surgeon has inserted it into an artery. The stent is used to hold open an artery once an angiogram has been performed.

            Macro Machining -- Laser Fare is a leading provider of laser material processing services to the aerospace, gas turbine, automotive, and medical industries.

      2. Laser Material Deposition Processing. LENS(R) CRADA (Laser Engineered Net Shaping - Cooperative Research and Development Agreement) has developed a number of methods, many with our involvement, to deposit controlled amounts of a metal material on a selected surface. Our Laser Fare and Mound Laser and Photonics Center subsidiaries have developed and continue to develop high value manufacturing services in this area. Examples of laser material deposition processes, or additive processes, include:

            LENS(R) Process -- The LENS(R) CRADA process was developed at Sandia
                  National Laboratories by a consortium of companies of which we are a part. As a result, we have an irrevocable, fully paid nonexclusive, worldwide license for the technology developed under this program. Laser Fare has entered into contracts for macro applications relating to this process. These applications include depositing metals for the overhaul and repair of military and high value commercial parts, such as aerospace parts. We have also begun building mesoscale parts for such diverse applications as titanium golf club heads and titanium spinal medical devices. Micro applications include small fractal antenna fabricated using silver alloys for handheld GPS (global positioning systems), and other wireless applications.

            Pulsed Laser Deposition -- This is a proprietary process developed by MLPC to bond one metal to a different metal using lasers. For example, we can bond very thin layers of titanium to other metals for high temperature superconductors (HTS) used in satellite electronics and other applications.

      3. Laser-related Contract Research and Development. We continue research and development in both additive and subtractive laser material processes. We are both a prime contractor and subcontractor to several projects sponsored by DARPA. We are subcontractors on three of DARPA's MICE (Defense Advanced Research Projects Agency - Mesoscopic Integrated Conformal Electronics) programs. Other projects include acoustic bandgap research for the U.S. Naval Underwater Warfare Center ("NUWC") and Electric Boat, and high temperature superconductor ("HTS") research for the U.S. Air Force Research Laboratory ("AFRL"). We also have an agreement with the National Center for Manufacturing Sciences to provide higher quality metal part repairs at a lower cost than traditional methods under NCMS's Commercial Technologies for Maintenance Activities Program. This program enables the cost-effective repair of parts that previously would have been discarded at significant cost to military and commercial users. NCMS is a not-for-profit cooperative research consortium and is funded by the Department of Defense as well as over 175 corporations in the United States and Canada.

Photonics Group

      Photonics is the science of generating and harnessing light to do useful work. Lasers and fiber optics are the best-known expressions of photonics technology. We believe optical technology will be as important to the 21st Century as electricity was to the 20th Century.

      Photonic technologies use light to:

      o     deposit materials;
      o     detect, transmit, store and process information;
      o     generate energy; and
      o     capture and display images.

      The basic unit of light is the photon, while in electronics it is the electron. Because photons are massless and travel faster than electrons, photonic devices can be smaller and significantly faster than electronic devices. For example, replacing electronics (copper wire) with photonics (fiber optic cable) boosts the capacity of telecommunications transmission lines by a factor of 10,000.

      Photonic components are the "enabling technology" in many familiar consumer products including CD-ROM players, digital cameras, displays on laptop computers and calculators, fiber optic cable for telephones, cable television, and networked computer systems. In industry, photonics "eyes" enable robots to "see." Photonics is also found in semiconductor manufacturing as well as analytical and process-monitoring applications. In medicine, photonics is at the core of diagnostic instrumentation, laser microsurgery, and filmless real-time imaging.

      Infinite Photonics, Inc. develops and markets laser diodes based on its proprietary Grating Coupled Surface Emitting Lasers (GCSEL) technology platform. To date we have obtained one patent; have 10 patents pending and an additional 10 patents under development for GCSEL and related technologies. In addition to our researchers, we have also engaged researchers at the Photonics Research Center at the University of Connecticut, the Ioffe Institute in St. Petersburg, Russia, and the Center for Research and Education in Optics and Lasers, University of Central Florida in Orlando on applications of our grating coupled surface emitting lasers. Semiconductor diode wafers used in the manufacture of GCSEL's are produced at Cutting Edge Optronics, (a TRW subsidiary) and we are qualifying a second source, as required by most larger telecommunications equipment manufacturers.

      We have prototyped 980nM and 1550nM GCSEL diodes for use in telecommunications and other commercial pump and source laser applications, respectively. We compete with companies producing traditional edge emitting laser diodes used in telecommunications, such as Fabry-Perot (FP) and Distributed Feedback (DFB) diode lasers, as well as Vertically Coupled Surface Emitting Lasers (VCSEL). We believe GCSEL's produce the best overall combination of: power and divergence angle of emitted light; require lower cost or no cost collimating optics; provide lower test, burn-in and packaging cost; and provide tunability over a greater number of available channels. GCSEL's have:

      o Higher power than currently commercially available FP, DFB and VCSEL;
      o Lower Divergence Angle than FP, DFB and VCSEL for the emitted light (which reduces the cost and complexity, or eliminates, collimating optics);
      o Narrower Emission Linewidth allowing for more channels with greater tunability; and
      o Surface Emitting qualities similar to VCSEL's (which allow for lower cost testing on wafer, and simpler and less costly coupling to fiber optics) over competitive edge emitting FP and DFB.

      In May 2001, we were notified that the Defense Advanced Research Projects Agency (DARPA) had awarded us a one-year $1.0 (subsequently increased to $1.3) million contract in support of our proprietary GCSEL development. In June 2001, the Air Force Research Laboratory (AFRL) at Kirtland AFB, NM signed a cooperative research and development agreement (CRADA) for development of scalable GCSEL.

      In July 2001, we were certified by the Florida Governor's Office as a Semiconductor Diode Facility and exempted from sales and use taxes under Florida's Semiconductor, Defense and Space Technology Facility program. We are in the process of establishing diode development facilities near UCF-CREOL in Orlando. We are exploring numerous funding sources to ramp-up product development, the second site manufacturing capability in Orlando, and develop additional sales, marketing and administrative infrastructure.

      On November 13, 2001, we received notice of a pre-award of a contract from DARPA for further GCSEL development.

      We intend to continue to use a combination of direct sales to customers, contract research and development for new and existing customer applications and early stage prototype assistance to foster our growth. We will continue to provide these customers with traditional and advanced manufacturing services to fabricate their components in the most cost-effective manner.

Plastics Group

      On November 29, 2001, we announced that our Osley & Whitney, Inc. (OW) subsidiary had ceased operations. Our decision was a result of OW having posted continuing losses for several quarters, due in part to price competition from foreign competitors, a severe slowdown in the injection mold industry and other factors. This closure followed our comprehensive efforts to exhaust all alternatives for OW to continue its plastic injection mold business, including seeking strategic financial investors, strategic partnerships and the sale of OW. These measures followed OW's efforts over the past several months to reduce operating expenses, refocus marketing programs, and to increase business efficiencies. However, the bankruptcy of Polaroid, one of OW's major customers, coupled with reduced demand from other key customers and continued weakness in the industry mandated the closure. The financial statement impact of this transaction is uncertain at this time and is being reviewed by management.

      We continue operations in the other major subsidiary in that group, Express Pattern, Inc. (EP) as it continues to be profitable. EP uses a variety of additive techniques to provide rapid prototyping services to industrial customers. These services enable customers to reduce risk in product development by providing fast, low cost prototypes that allow designs to be tested before large investments in tooling are made.

Effects of Recent Events

      The terrorist attacks in New York and Washington, D.C. on September 11, 2001, additional threatened terrorist acts, and the ongoing military action have created uncertainties in our industry, as well as domestic and international economies, and the financial markets in general. These events, and potential future terrorist acts, may result in reduced demand from our clients for our services and products and may potentially have a material adverse effect on our business, financial condition and operating results. It is too soon, however, for us to reasonably estimate the impact of these tragic events on our industry and our future financial performance.

      We have continued to experience operating losses in 2001, with our third quarter negatively impacted by the tragedies of September 11, which resulted in delays at LF in the receipt of materials for aerospace and jet engine parts, a slowdown in prototype part orders at EP, and slowed demand for new injection molds at OW. This tragedy coupled with generally falling demand for plastic products due to the rapid increase in petroleum prices in 2000 and early 2001, resulted in reduced O&W/EP profitability. Although the bankruptcy of our significant long-term OW customer, Polaroid, did not result in accounts receivable losses, it did result in reduced year over year revenues for OW. Finally, the events of September 11 have negatively impacted the Nasdaq market in general and have reduced our ability to complete private placement transactions to improve our capital position. This has resulted in reductions in cash flow, increased borrowings from banks and an increased negative working capital position.

      Despite these negative events, we improved net year over year revenues, and comparable quarter over quarter net revenues, primarily due to increased revenues at LF from laser materials processing of power generation gas turbine parts, and increased contract research and development at ATG and MLPC from DARPA and AFRL, respectively.

          ------------------------------------------------------------

      We were incorporated under the laws of the state of Delaware on October 14, 1986. On January 7, 1998, we changed our name from Infinite Machines Corp. to Infinite Group, Inc. Our principal executive offices are located at 2364 Post Road, Warwick, RI 02886 and our facsimile number is (401) 738-6180. Our subsidiaries are located in Rhode Island, Florida, New Mexico, Ohio and Illinois. We maintain sites on the world wide web at www.infinite-group.com, www.laserfare.com, www.infinitephotonics.com, and www.expresspattern.com. Information contained on any of our websites does not constitute a part of this prospectus.

          ------------------------------------------------------------

Recent Developments

DARPA Award

      On December 12, 2001, we announced that our Infinite Photonics, Inc. subsidiary has been selected to receive a $12 million contract for its proprietary grating coupled surface emitting laser (IP GCSEL(TM)) diode technology from the Defense Advanced Research Projects Agency, (DARPA). Subject to final contract negotiations, the full effort is to begin in the first quarter of 2002.

      The contract will provide funding for both pump and source laser diodes. The goal of the program is the development and commercialization of single mode GCSEL devices with powers more than 100 times greater than commercially available Fabry-Perot devices. We will also deploy the technology to use our best efforts to obtain ultra short pulse widths, high repetition rates, high beam quality, and lower divergence angles times than existing competitive diodes with narrow line width, tunability, and high mode suppression. This work built on the work currently being performed at our Laser Fare ATG, Infinite's research and development division.

Osley & Whitney

      On November 29, 2001, we announced that our Osley & Whitney, Inc. (OW) subsidiary had ceased operations. Our decision was a result of OW having posted continuing losses for several quarters, due in part to price competition from foreign competitors, a severe slowdown in the injection mold industry and other factors. The financial statement impact of this transaction is uncertain at this time and is being reviewed by management.

      This closure follows comprehensive efforts to exhaust all alternatives for OW to continue its plastic injection mold business, including seeking strategic financial investors, strategic partnerships and the sale of OW. These measures followed OW's efforts over the past several months to reduce operating expenses, refocus marketing programs, and to increase business efficiencies. However, the bankruptcy of Polaroid, one of OW's major customers, coupled with reduced demand from other key customers and continued weakness in the industry mandated the closure.

Nasdaq Listing Status

      On November 26, 2001, Nasdaq staff notified us that we had fallen short of the net tangible assets (stockholders' equity, less unamortized goodwill), and stockholder equity requirements of $2.0 million with values of $1,876,504 and $1,972,423, at September 30, 2001, respectively. Because of the tragedies of September 11, 2001, and the resultant market disruptions, our capital raising efforts were substantially impaired. As a result of this disruption and continued operating losses through September 30, 2001, we were below the minimum net tangible assets listing maintenance requirements. We are providing Nasdaq with a specific plan to achieve and sustain compliance with all the Nasdaq SmallCap Market listing requirements, including the time frame for completion of the plan. We believe that through equity infusions and conversion of debt to equity we will be in compliance with those listing requirements.

Agreement to Convert Debt

      Under an agreement we reached in November 2001, which is scheduled to close in January 2002, we agreed to convert $758,507 of debt and other outstanding liabilities due to the estate of the former largest shareholder of Osley & Whitney into 379,253 shares of our common stock.

                                 USE OF PROCEEDS

      All of the shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. However, we will receive the proceeds from the exercise of the warrants covering the 73,400 shares of common stock covered by this prospectus to the extent those warrants are exercised. These proceeds would be approximately $250,600 if all the warrants and options are exercised. We expect to use substantially all the net proceeds from the exercise of the warrants and the sale of the shares for general corporate purposes, including research and development, expansion of sales and marketing activities and working capital. We will retain broad discretion in the allocation of those net proceeds.

                              SELLING STOCKHOLDERS

      The following table sets forth the name and the number of shares of our common stock beneficially owned by each selling stockholder as of December 1, 2001 and as adjusted to reflect the sale of the shares offered by this prospectus, by each selling stockholder. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of common stock owned by them including those shares not yet issued. In addition, unless otherwise indicated, none of the selling stockholders has had a material relationship with us or any of our affiliates within the past three years. All information with respect to beneficial ownership has been furnished to us by the respective stockholder.

                                      Shares Beneficially Owned                 Shares Beneficially
                                        Prior to Offering(1)                  Owned After the Offering
                                      -------------------------               ------------------------
                                                                    Shares
       Name of Beneficial Owner           Number     Percent        Offered       Number    Percent
------------------------------------     --------   ---------      ---------     --------   --------
Roger P. Moore (2)                        13,750        *            13,750           --       --

Gulati Family, LP (2)                     13,750        *            13,750           --       --

Douglas J. Rademacher (2)                 13,750        *            13,750           --       --

David R. Johnson Living Trust (2)         27,250        *            13,750       13,500        *

Delivery From Heaven Foundation (3)       54,500      1.2%           27,500       27,000        *

David P. Pilotte                          75,000      1.6%           75,000           --       --

Christopher DiNapoli (3)                  41,000        *            27,500       13,500        *

John J. Perkins (4)                       82,500      1.8%           82,500           --       --

Dana A. Marshall (5)                      55,000      1.2%           55,000           --       --

Daniel Cohen                             100,000      2.1%          100,000           --       --

Larry Dosser                              16,268        *            16,268           --       --

Allan Ligi                                82,500      1.8%           82,500           --       --

Idea Capital, Inc. (6)                    15,400        *            15,400           --       --

Rhino Capital (7)                         34,000        *            34,000           --       --

Christopher Murney (8)                    16,500        *            16,500           --       --

John F. Corridan III                       3,750        *             3,750           --       --

William M. Johnston                       25,000        *            25,000

Richard G. Heidt                          50,000      1.1%           50,000
* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 7, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2) Includes 1,250 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).
(3) Includes 2,500 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).
(4) Includes 7,500 shares subject to currently exercisable warrants (exercisable at $3.00 per share through June 15, 2004).
(5) Includes 5,000 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).
(6) Includes 15,400 shares subject to currently exercisable warrants (exercisable at $4.00 per share through June 15, 2004).
(7) Includes 34,000 shares subject to currently exercisable warrants (exercisable at $3.00 per share through November 6, 2004.
(8) Includes 1,500 shares subject to currently exercisable warrants (exercisable at $3.00 per share through November 30, 2004.

                              PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We will pay all of the expenses relating to the registration of the shares covered by this prospectus except for selling commissions. These expenses are estimated at $22,000.00.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon by Morse, Zelnick, Rose & Lander, LLP. Members of Morse, Zelnick, Rose & Lander, LLP own options to purchase 65,000 shares of our common stock.

                                     EXPERTS

      The financial statements of Infinite Group, Inc. as of December 31, 2000, and for the year then ended, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of McGladrey & Pullen, LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Infinite Group, Inc. as of December 31, 1999, and for the year then ended, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                   PROSPECTUS

                              INFINITE GROUP, INC.

                                 665,918 Shares
                                  Common Stock

                       Dated: ______________________, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The fees and expenses we incurred in connection with the offering are payable by us and, other than registration, filing and listing fees, are estimated as follows:

SEC registration fee..................................................... $489
Accounting fees and expenses.............................................    *
Legal fees and expenses..................................................    *
Printing costs...........................................................    *
Miscellaneous expenses...................................................    *
                                                                          ----

      Total.............................................................. $  *
                                                                          ====
*To be provided by amendment.

Item 15. Indemnification of Officers and Directors

      Our Certificate of Incorporation provides that the indemnification provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law shall be utilized to the fullest extent possible. Further, the Certificate of Incorporation contains provisions to eliminate the liability of our directors to Infinite or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation provides for such limitation of liability.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement from us of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

Item 16. Exhibits

      The following exhibits are filed with this Registration Statement:

 Exhibit No.                          Description
------------  ------------------------------------------------------------------
    5.1       Opinion and consent of Morse, Zelnick, Rose & Lander, LLP**

   23.1       Consent of Freed Maxick Sachs & Murphy, P.C.*
   23.2       Consent of McGladrey & Pullen, LLP*
   23.2       Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit
              5.1)

   24         Power of Attorney*

----------
*     Filed herewith.
**    To be provided by amendment.

Item 17. Undertakings

      The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this Registration Statement.

            (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warwick, State of Rhode Island and Providence Plantations on this 17th day of December, 2001

                                        INFINITE GROUP INC.

                                        By: /s/ Clifford G. Brockmyre, II
                                           -------------------------------------
                                           Clifford G. Brockmyre II,
                                           President, Chief Executive Officer
                                           And Chairman of the Board

                                POWER OF ATTORNEY

      KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clifford G. Brockmyre II as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same class and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 17, 2001.

              Signature                                Title
------------------------------------    ----------------------------------------

    /s/ Clifford G. Brockmyre II        President,  Chief Executive  Officer and
------------------------------------    Chairman of the Board (Principal
      Clifford G. Brockmyre II          Executive Officer)


       /s/ Bruce J. Garreau             Chief Financial Officer
------------------------------------    (Principal Financial and Accounting
          Bruce J. Garreau              Officer)


       /s/ J. Terence Feeley            Director
------------------------------------
         J. Terence Feeley


     /s/ Brian Q. Corridan              Director
------------------------------------
       Brian Q. Corridan


      /s/ Michael S. Smith              Director
------------------------------------
        Michael S. Smith